UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, dated July 24, 2016

Item 1

ISRAEL CHEMICALS LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on Monday, August 29, 2016, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22 Floor, Tel Aviv, Israel, for the following purposes:

(1)	approval of a new Compensation Policy for Office Holders;

(2)	election of Mr. Johanan Locker as director;

(3)	subject to Mr. Johanan Locker election as director, approval of the compensation terms and equity grant for our new Executive Chairman of the Board, Mr. Locker;

(4)	approval of an equity compensation grant to our Chief Executive Officer, Mr. Stefan Borgas, for 2016.

Shareholders of record at the close of business on July 25, 2016 (the “Record Date”) are entitled to participate in, and to vote at, the Meeting and any adjournments or postponements thereof. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly and no later the Cut-Off Date (as defined below) in the pre-addressed envelope provided. No postage is required if mailed in the United States. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting (the “Cut-Off Date”).

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority ("ISA")) to the offices of the Company not less than 72 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

If your shares are held in a stock brokerage account or by a bank or other holder of record (other than through a member of the TASE), you are considered the beneficial owner of shares held in “street name.” The street name holder of record will provide you with instructions that you must follow in order to have your shares voted.

By Order of the Board of Directors, Lisa Haimovitz Senior Vice President, Global General Counsel and Corporate Secretary

Dated: July 24, 2016

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ISRAEL CHEMICALS LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Israel Chemicals Ltd. (the “Company” or "ICL") in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the Extraordinary General Meeting of Shareholders. The Meeting will be held on Monday, August 29, 2016, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22 Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	approval of a new Compensation Policy for Office Holders;

(2)	election of Mr. Johanan Locker as director;

(3)	subject to Mr. Johanan Locker election as director, approval of the compensation terms and equity grant for our new Executive Chairman of the Board, Mr. Locker;

(4)	approval of an equity compensation grant to our Chief Executive Officer, Mr. Stefan Borgas, for 2016.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in this Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 1, 2016.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting (the "Cut-Off Date").

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“MAGNA” and “ISA”, respectively) to the offices of the Company not less than 72 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on July 25, 2016 (the “Record Date”) will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about July 25, 2016

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and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On July 24, 2016, 1,276,148,945 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who collectively hold at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall be a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened.

Joint holders of Ordinary Shares should take note that, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

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PRINCIPAL ORDINARY SHAREHOLDERS

  The following table presents as of July 24, 2016 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,123,852	46.01%
PotashCorp Agricultural Cooperative Society Ltd.(3)	176,088,630	13.80%

(1)	The percentages shown are based on 1,276,148,945 Ordinary Shares issued and outstanding as of July 24, 2016 (after excluding shares held by us or our subsidiaries).

(2)	Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.”), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) holds approximately 46.94% of the share capital of Israel Corp. which holds approximately 46.01% of the voting rights and 48.9% of the issued share capital of Israel Chemicals Ltd. Millennium and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp. for purposes of the Israeli Securities Law (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of the foreign discretionary trust that has indirect control of Millennium). Millennium is held by Mashat Investments Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holdings, respectively. Mashat is a private company, wholly owned by a Dutch company, Ansonia Holdings Singapore B.V. (“Ansonia”). Ansonia is wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is wholly owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a foreign discretionary trust, of which Mr. Idan Ofer is the beneficiary. XT Investments, which directly holds approximately 1.24% of the share capital of Israel Corp., is a shareholder in Millennium as stated. Also, to the best of our knowledge, XT Investments is a private company, wholly owned by XT Holdings Ltd. (“XT Holdings”), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a foreign discretionary trust in which Mr. Idan Ofer is a prime beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the board of directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp. Furthermore, XT Investments directly holds approximately 0.03% of our share capital (namely, 377,662 Ordinary Shares).

On September 24, 2014, we listed our Ordinary Shares on the New Yrok Stock Exchange (“NYSE”) in connection with the initial public offering of our shares in the United States. The offering, including the subsequent option exercise, included 42,222,942 of our Ordinary Shares sold by Israel Corp. and 23,951,015 of our Ordinary Shares sold by certain forward counterparties. Immediately following the offering, Israel Corp. had voting rights with respect to approximately 46.18% of our outstanding Ordinary Shares (after excluding shares held by us or our subsidiaries). Even though Israel Corp. has less than 50% of our Ordinary Shares, it still has a major impact on the Meeting and will de facto have the power to appoint directors and have a strong influence upon the composition of our Board of Directors.

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(3)	PotashCorp Agricultural Cooperative Society Ltd. is an Israeli subsidiary of Potash Corporation of Saskatchewan Inc., a Canadian corporation whose shares are listed for trading on the Toronto Stock Exchange and the NYSE.

EXECUTIVE COMPENSATION

For information regarding compensation paid to our five highest compensated officers in 2015, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our 2015 Annual Report on Form 20-F (the “2015 20-F”) and filed with the U.S. Securities and Exchange Commission (“SEC”) on March 16, 2016, our announcement regarding 'Payment of Annual Bonus to Five Highest Compensated Senior Officers in the Company and it's Subsidiaries', dated March 31, 2016 (Ref No. via Magna: 2016-02-022563), which was furnished to the SEC on Form 6-K on March 31, 2016.

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PROPOSALS

Item 1 – Approval of a new Compensation Policy for Office Holders

As required under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law”) ICL has adopted a compensation policy for Office Holders, as such term is defined in the Israeli Companies Law, which creates a coherent system of rules and principles for compensation and incentives for these executives. Our compensation policy was approved by the annual general meeting of our shareholders on August 26, 2013, and an amendment thereto relating, inter alia, to the annual bonus mechanism and equity based compensation, was approved by the annual general meeting of our shareholders on December 11, 2014 (the “Current Compensation Policy”).

Pursuant to the Israeli Companies Law, the compensation policy must generally be re-approved once every three years by the Board of Directors, following recommendation by the Human Resources & Compensation Committee, and by a special majority of the Company’s shareholders.

Accordingly, and in light of: (a) the experience gained during the implementation of the Current Compensation Policy; (b) the recent amendments to the governing legislation (the Israeli Companies Law and the regulations promulgated thereunder); (c) the changes in ICL's global business environment since the Current Compensation Policy, as amended, was adopted, and (d) the alignment of our organizational structure with our strategy, certain changes are proposed to be included in the proposed new Compensation Policy, as hereinafter set forth.

Following the recommendation of the Human Resources & Compensation Committee pursuant to its meetings of May 16, 2016 and July 5, 2016, the Board of Directors has discussed inhis meetings of May 17, 2016 and in his meeting of July 7, 2016, has approved and recommended that shareholders approve, the new compensation policy, substantially in the form attached to this proxy statement as “Appendix A” (the “New Compensation Policy”). The New Compensation Policy shall be in effect as of its date of adoption by the Shareholders.

The New Compensation Policy includes the formulas for the annual bonuses of the CEO and the Executive Chairman of the Board, and therefore the approval of the New Compensation Policy also constitutes approval of the annual bonus plans and of the payment of annual bonuses to Mr. Borgas and Mr. Locker in accordance with the New Compensation Policy (for details regarding our CEO compensation as an executive, please refer to "Item 6. Directors, Senior Management and Employees – B. 'Compensation" in our 2015 20-F and our announcement regarding 'Payment of Annual Bonus to Five Highest Compensated Senior Officers in the Company and its Subsidiaries', dated March 31, 2016 (Ref No. via Magna: 2016-02-022563); for details regarding the compensation terms of our Executive Chairman see Item 3 of this Proxy Statement).

In their discussion of the New Compensation Policy, the Human Resources & Compensation Committee and the Board of Directors have been presented certain materials, including benchmark studies prepared for ICL by leading executive compensation consultants in and outside of Israel, the relevant provisions regarding compensation policies from the Israeli Companies Law, as recently amended, various market data, market practices and other relevant information.

Similar to our Current Compensation Policy, the New Compensation Policy is intended to enable ICL to attract and retain, on a global basis, highly experienced executives capable of managing vast, complex and global operations, and to motivate them to drive our long-term goals by structuring a compensation package that maintains the balance between the fixed and variable components. The changes introduced in the New Compensation Policy are designed, inter alia, to

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adapt to the changes in ICL's global business environment, as well as to improve our competitive position.

The material changes introduced in the New Compensation Policy in comparison to the Current Compensation Policy are substantially as follows:1

1.	Sections 4 & 5 of the New Compensation Policy - the ranges for the desirable ratios between the fixed and the variable components of the Executive Officers and Board Members, were changed and the ratios between the overall cost of emolyment compared to the average and median costs of employment between ICL's CEO, Executive Officers and other employees, were increased, repsectively. Section 6.1 of the New Compensation Policy - The base salary target limitation that appeared in the Current Compensation Policy (75% of the benchmark) was eliminated. The base salary target limitation was included in the Current Compensation Policy in order to create effective caps for the annual bonuses which were based on the base salary. As described in section 5 hereunder, the New Compensation Policy sets numeric caps for the annual bonuses.

2.	Section 7 of the New Compensation Policy – In order to strengthen the correlation between ICL's financial performance and the CEO and the Executive Chairman's annual bonus payout, the Annual Bonus mechanism was replaced in its entirety. Mainly, the "General Bonus Threshold" that was set in the Current Compensation Policy was replaced with a new advanced mechanism that determines the entire "Bonus Pool" and accordingly, the actual "bonus payout", if any, according to the Company’s financial performance in a given year.

2.1.	The CEO's bonus formula's breakdown is demonstrated in full in the New Compensation Policy, with the following highlights:

2.1.1.	The CEO's Target Bonus is 120% of his annual base salary;

2.1.2.	The Financial Factor and Sub-Factors are capped at 1.5;

2.1.3.	If the Financial Factor in a given year is negative or zero (0), there will be no payout for the CEO under the Annual Bonus Plan;

2.1.4.	The Manager Score shall not increase the CEO Bonus Pool by more than 25%;

2.1.5.	The maximum annual bonus payout for the CEO shall not exceed the lower of 180% of the CEO target bonus or $2,500,000.

2.2.	The Executive Chairman's annual bonus mechanism is based on the same bonus mechanism as the CEO's, except for adjustments based on KPIs and Manager Score. His Target Bonus will be up to 120% of his annual base salary, and his maximum bonus payout shall not exceed the lower of 150% of Target Bonus or $1,000,000.

2.3.	Other Executive Officers' annual bonus will be determined by the Human Resources & Compensation Committee and the Board, possibly by using financial metrics and/or measurable key performance indicators, and\or qualitative evaluation. The maximum annual bonus payout shall not exceed, for any given fiscal year, the lower of 225% of the Executive Officer's Target Bonus for that year or $1,000,000.

2.4.	The Human Resources & Compensation Committee and the Board shall be authorized to further adjust the annual adjusted results, in order to avoid distortions resulting from the recognition of an income or expense resulting from one-time events, in accordance with the specific circumstances of the case.

2.5	The Deferral of Bonus and Matching Bonus mechanisms that appeared in the Current Compensation Policy were eliminated.

2.6.	A grant of a Special Bonus in a given year shall be restricted as follows:

2.6.1.	For the CEO – the maximum Special Bonus shall be not higher than the difference between 3 base monthly salaries and the adjustment (above 100% score) to the annual bonus by the manager score;

2.6.2.	Executive Chairman – the maximum Special Bonus shall be not higher than 3 base

[1]	All definitions are as included in the New Compensation Policy unless otherwise expressly indicated.

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monthly salaries;

2.6.3	Other Executive Officers – the maximum Special Bonus shall be not higher than 6 base monthly salaries.

2.7.	Note that, we will continue to include information regarding the achievement of the KPI's by the CEO in our Annual Reports on Form-20-F, under the relevant item regarding compensation paid to our five highest compensated officers.

3.	Section 8 of the New Compensation Policy -

3.1.	The determination of an exercise price of any stock option was amended so as to be based on the average 30 trading days of ICL’s share price during the period prior to the date of Board approval of the grant or the actual grant date.

3.2.	The exercise period of the options was increased to a maximum of 10 years.

3.3.	Dilution from outstanding and proposed plans caps were inserted (this shall not apply to Equity Based Awards granted to employees of a merging company).

3.4.	The maximum value of equity-based grants per one vesting annum were changed, as follows:

3.4.1.	For the Executive Chairman - $1,000,000 instead of 180% of annual base salary;

3.4.2.	For the CEO - $2,000,000 instead of 200% of annual base salary; and

3.5.	For other Executive Officers - $1,000,000 instead of 150% of annual base salary.

4.	Section 9.4 of the New Compensation Policy was amended so that the entitlement to an Adjustment Period shall not be conditioned upon a requirement for five years of employment or provision of services.

5.	Section 9.5 of the New Compensation Policy - The cap for a Termination Grant was eliminated. However, Section 9.8 of the New Compensation Policy sets a cap of 24 months base salary for the aggregate amounts paid to Executive Officers pursuant to certain retirement arrangements provided in the New Compensation Policy.

6.	Section 10 of the New Compensation Policy -

6.1.	Composition of the compensation of the Company’s non-executive members of the Board, may also include committee chair compensation and/or committee member compensation.

6.2.	The cap for non-executive Board members equity based compensation component, on the date of grant, was increased to $250,000 per one vesting annum, instead of $150,000.

This overview is not exhaustive. For the complete provisions, please refer to the New Compensation Policy, a copy of which is attached as Appendix A hereto.

Reasons for the Proposal

As stated above, following the recommendation of the Human Resources & Compensation Committee pursuant to its meetings of May 16, 2016 and of July 5, 2016, on May 17, 2016, the Board of Directors discussed and on July 7, 2016 the Board of Directors approved, and recommended that shareholders approve, the New Compensation Policy, substantially in the form attached to this Proxy Statement as Appendix A.

The New Compensation Policy was considered and approved in light of: (a) the experience gained in the implementation of the Current Compensation Policy; (b) the recent amendments to the governing legislation (the Israeli Companies Law and the regulation promulgated thereunder); (c) the changes in ICL's global business environment since the Current Compensation Policy, as amended, was adopted; (d) the alignment of our organizational structure with our strategy, and (e) the willingness of the Board to strengthen the correlation between ICL's financial performance and the CEO and Executive Chairman of the Board's annul bonus payouts.

The Human Resources & Compensation Committee and the Board of Directors reviewed and considered the New Compensation Policy taking into account the promotion of the latest strategic

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long-term goals of the ICL Group and the risk management policy of the Board of Directors, in an attempt to create proper incentives for the executive officers of the Company, taking into account, inter alia, the desire of the Company to match the principles of the compensation for executive officers with the compensation of the other senior executives of the Company in Israel and in its global centers of operations.

After a thorough discussion of the proposed changes to the Compensation Policy, the Human Resources & Compensation Committee and the Board of Directors concluded that the New Compensation Policy is appropriate and suitable to the needs of the Company, and that it reflects better expression of the desired compensation structure for executive officers and directors, and of the right balance between creating proper incentives for executive officers and the risk management policy in the Company. In addition, the Human Resources & Compensation Committee and the Board of Directors believe that the proposed changes to the Current Compensation Policy will help strengthen the alignment of interests and the connection between the compensation of executive officers and the return of the shareholders of the Company, and are consistent with the aim of the Company to attract, recruit, retain and promote high quality and experienced office holders. In particular, the Human Resources & Compensation Committee and the Board of Directors believe that the new Annual Bonus mechanism for the CEO and the Executive Chairman will help strengthen the alignment between the Company's financial results and the actual CEO's and Executive Chairman's annual bonus payout.

In light of the foregoing, the Human Resources & Compensation Committee recommended the approval of the New Compensation Policy and the Board of Directors approved the New Compensation Policy and has recommended that the shareholders approve as well.

Required Approval

Pursuant to the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution and who voted against it does not exceed two percent of the outstanding voting power in the Company.

Israel Corp. is considered a "controlling shareholder" for this purpose, and all of our office holders are deemed to have a "personal interest" in this matter. According to the Israeli Companies Law, even if the shareholders do not approve the New Compensation Policy, the Human Resources & Compensation Committee and the Board of Directors may thereafter approve it, provided that they have determined based on detailed reasoning and a re-evaluation of the New Compensation Policy, that the New Compensation Policy is in the best interests of the Company despite the opposition of the shareholders.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO including (ii) personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

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A shareholder shall notify the Company prior to the Meeting, whether the shareholder constitutes a controlling shareholder in the Company or has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the New Compensation Policy, substantially in the form attached as Appendix A to this Proxy Statement, be, and it hereby is, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 2 –Election of Mr. Johanan Locker as Director

Mr. Johanan Locker is proposed for election to our Board of Directors, to hold office until the close of our next annual general meeting of shareholders, unless his office is earlier vacated. Pursuant to the recommendation of the Search Committee, on April 20, 2016, the Board of Directors, acting according to the authority rendered under Article 86 of our Articles of Association regarding the Board's authority, from time to time, to appoint directors to the Board in order to fill vacancies or for any other reason, to serve until the next annual general meeting of the Company following the appointment, decided to appoint Mr. Locker as member of the Board, commencing as of April 20, 2016, and as Executive Chairman of the Board, effective immediately following the Shareholders’ approval and in any event no later than September 1, 2016. Mr. Locker will replace Mr. Nir Gilad as our Executive Chairman of the Board.

Mr. Locker has confirmed that he complies with all qualifications of a director under the Israeli Companies Law, and thus is qualified to serve on our Board of Directors. The Board of Directors has determined that Mr. Locker has professional expertise. Furthermore, Mr. Locker is independent under the rules applicable to U.S. companies listed on the NYSE.

Mr. Locker, will not receive any additional compensation for his services other than the compensation that is proposed to be approved in Item 3 hereto.

If elected, Mr. Locker will be entitled to exemption from liability, insurance and undertaking to indemnify arrangements.

Role of Executive Chairman

Our Board of Directors has delineated a clear separation between the roles of our Executive Chairman and of our CEO. In general, their respective responsibilities operate at two different levels:

▪	Leading the Board of Directors and interacting with management by the Executive Chairman; and

▪	Managing the business by the CEO.

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The key responsibilities of each role are presented below:

Johanan Locker – Executive Chairman

Leads the Board of Directors and ensures its effectiveness in:

▪	Seeing that the Company is managed in a way that serves the shareholders' interest in successfully operating the business;

▪	Assuming responsibility for corporate vision and high-level strategy, which includes approving strategic directions proposed by management and reviewing progress annually;

▪	Providing the functions required for guidance and oversight; and

▪	Serving as sounding board in the decision-making process regarding major decisions and execution.

Stefan Borgas – CEO

▪	Leads the organization and drives long-term results;

▪	Holds responsibility for formulating and implementing the corporate strategy;

▪	Manages the Company's operations and initiatives and integrates sub-units' efforts; and

▪	Makes day-to-day operational decisions in line with the scope approved by the Board of Directors.

A brief biography Mr. Locker is set forth below:

Johanan Locker. Mr. Locker is the CEO of Clal Heavy Industries and Real Estate Ltd. He serves as chairman of the board of Beit Shemesh Engines, and was the chairman of Hadera Paper, the Golf & Co. Group and Clal Sun. He was also a board member at Mashav Initiating and Development, at Taavura Holdings and at Jafora-Tabori. Mr. Locker served as strategic consultant of Clal Industries Ltd. (2013-2014) and as the military secretary of the Prime Minister of Israel (2010-2012). Mr. Locker, Major General (reserve), held various commanding positions in the Israeli Air Force, among them chief of staff and deputy IAF commander (2008-2010), head of air division (2005-2008), commander of the Hatzerim Base (2001-2004) and head of the Planning Division (1997-2001). Mr. Locker held several positions in the operational headquarters of the Israeli Air Force (1994-1996) and served as operational squadron commander (1991-1994). Mr. Locker holds a BA in Economics and Business Administration (with honors) from the Bar Ilan University and an MA in Public Administration from the Kennedy School of Government at the Harvard University.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of each of the directors set forth above.

Proposed Resolution

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It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Johanan Locker be elected to the Board of Directors of the Company, effective immediately.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 3 – Subject to Mr. Johanan Locker election as director, approval of compensation terms and equity grant for our Executive Chairman of the Board, Mr. Johanan Locker

At the Meeting, you will be asked to approve the compensation for Mr. Johanan Locker. Mr. Locker was appointed to the Board on April 20, 2016, pursuant to the recommendation of the Search Committee, and subject to the approval of his appointment as a director by our shareholders in Item 2 hereof, shall commence service as our Executive Chairman of the Board, effective immediately following the approval of his appointment hereunder and in any event no later than by September 1, 2016. As our Executive Chairman of the Board, Mr. Locker shall be required to devote 90% of his business hours thereto.

Under the Israeli Companies Law, the compensation of directors must comply with the company's compensation policy and requires the approval of the compensation Committee, board of directors and shareholders, in that order. On April 19, 2016, our Human Resources & Compensation Committee and, on April 20, 2016, our Board of Directors approved the below compensation terms (excluding with respect to the equity-based compensation grant), which are in compliance with the terms and conditions set forth in the New Compensation Policy, subject to its approval as proposed hereunder. Mr. Locker’s equity-based compensation grant was approved by the Human Resources & Compensation Committee on May 16, 2016 and by the Board on May 17, 2016, as part of their approval of a vaster allocation of restricted shares and options for senior managers and employees of ICL and its subsidiaries, including ICL's CEO (refer to Item 4 hereunder) (the “2016 Equity Grant”). Mr. Locker’s allocation was delayed so as to obtain shareholder approval, as required by law, but is identical to the terms of the 2016 Equity Grant, and is in compliance with the terms of the Current Compensation Policy.

Proposed Compensation Terms

Annual Base Salary. It is proposed that Mr. Locker will be paid an annual base salary of NIS 1,920,000 (approximately $500,130).2

Target Bonus. The Executive Chairman may be entitled to a cash bonus in accordance with the Company's Annual Bonus Plan. The Target Bonus for the Executive Chairman represents the conceptual payout amount for 100% performance level (i.e. achieving 100% of all targets) in a given year. It is proposed that the Target Bonus for the Executive Chairman will be NIS 1,900,000 (approximately $494,921). The maximum bonus payout for the Executive Chairman shall not exceed, for any given fiscal year the lower of 150% of the Executive Chairman’s Target Bonus or $1,000,000.

The actual “Bonus Pool” for the Executive Chairman will be determined by multiplying the Executive Chairman's Target Bonus by the Financial Performance Factor (“Financial Factor”). The Bonus Payout for ICL's Executive Chairman will not include adjustments to the Bonus Pool based on KPIs and Manager Score.

[2]	The currency translations set forth hereinafter are based on the representative exchange rate of NIS 3.839 to $1.00, as published by the Bank of Israel on July 22, 2016, unless otherwise expressly indicated.

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As shown in the table below, the Financial Factor is calculated by adding two Sub-Factors: ICL Adjusted Net income and ICL Adjusted Operating income.3 Each Sub-Factor is determined by comparing the current year performance to the average of the previous three years' performance:

Sub Factor	Calculated Performance
Sub Factor l - ICL Adjusted Net income sub-factor	ICL Adjusted Net income / Average ICL Adjusted Net income for preceding 3 years
Sub Factor ll - ICL Adjusted Operating income sub-factor	ICL Adjusted Operating income / Average ICL Adjusted Operating income for preceding 3 years

Each Sub-Factor has a weigh of 50%. The Financial Factor is calculated as follows:

•	Financial Factor = (Sub-Factor I X 0.5) + (Sub-Factor II X 0.5)

•	Bonus Pool = Executive Chairman’s Target Bonus X Financial Factor

Each of the Sub-Factors is calculated separately. In any given year when the Financial Factor or Sub-Factor is negative, it will be treated in the formula as zero (0). If the Financial Factor is negative or zero (0), there will be no payout for the Executive Chairman under the Annual Bonus Plan (this, however, does not apply to the grant of a Special Bonus, if applicable). The maximum Financial Factor cannot exceed 1.5.

In case the Executive Chairman's employment terminates prior to the end of the fiscal year, the Human Resources & Compensation Committee and the Board may approve a prorated bonus payout for the Executive Chairman after the end year results are published. The prorated calculation will reduce the Executive Chairman's Target Bonus relative to his employment period during the fiscal year.

Other terms and conditions of Mr. Locker's bonus plan are subject to our New Compensation Policy, including, without limitation, the discretion of the Board of Directors to reduce the amount of the bonus and “claw-back” provisions in the event of a restatement of the Company's financial statements.

The New Compensation Policy includes the formula for the annual bonuse of the Executive Chairman of the Board and therefore the approval of the New Compensation Policy also constitutes approval of the annual bonus plan and of the payment of annual bonus to Mr. Locker in accordance with the New Compensation Policy.

Equity Grant. It is proposed to approve an issuance to Mr. Locker of an equity grant of NIS 1,800,000 per annum, as part of equity grants to Board members, senior managers and employees of ICL and its subsidiaries. It is proposed to approve an issuance to Mr. Locker, for no consideration, of a one-time annual grant of non-marketable options exercisable into 186,335 Ordinary Shares (the “Options”) and 55,215 restricted Ordinary Shares (the “Restricted Shares”). Subject to shareholder approval and certain regulatory approvals and/or filings, the grant will be made as soon as practicable after the Meeting.

On May 16, 2016, our Human Resources & Compensation Committee and, on May 17, 2016, our Board of Directors, approved the equity compensation grant described in this Item 3, which

[3]	Adjusted Net income and Adjusted Operating income are not calculated in accordance with IFRS, but are based upon Net income and Operating income, pursuant to IFRS, which are adjusted for certain items. ICL presents its calculation of Adjusted Net income and Adjusted Operating income, including reconciliation to Net income and Operating income and an explanation of relevant adjustments, in the Company's quarterly and annual reports, filed with the SEC.

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terms are in compliance with the terms and conditions set forth in the Current Compensation Policy. As aforementioned, the grant to Mr. Locker is part of the Company’s 2016 Equity Grant.

The Ordinary Shares that will be issuable upon exercise of the Options to be issued to Mr. Locker, as of the date of this Proxy Statement, constitute approximately 0.0001% of the issued and outstanding share capital of the Company and approximately 0.0001% of the voting rights (approximately 0.0001% of the issued and outstanding share capital of the Company and approximately 0.0001% of the voting rights, on a fully diluted basis).4 The Restricted Shares to be issued to Mr. Locker constitute approximately 0.00004% of the issued and outstanding share capital of the Company and approximately 0.00004% of the voting rights (approximately 0.00004% of the issued and outstanding share capital of the Company and approximately 0.00004% of the voting rights, on a fully diluted basis). The economic value of the grant as of the date of the approval of the Board of Directors, subject to sharehoders' approval, was NIS 1,800,000, of which one-half is attributable to the Options (calculated based on the financial opinion of external consultants on the basis of a Black & Scholes model) and one-half to the Restricted Shares. According to the Current Compensation Policy, the maximum value of an annual equity grant to the Executive Chairman is 180% of the base salary, which in this case would be NIS 3,456,000.

The Options and the Restricted Shares are governed by our Equity Compensation Plan (2014), as amended on June 2016 (the “Equity Plan”), subject to vesting in three equal annual tranches, with one-third of the number of Options and Restricted Shares vesting at the end of 12 months from date of grant, one-third at the end of 24 months from the date of grant, and one-third at the end of 36 months from the date of grant. The options will be exercisable starting their vesting and until the end of 7 years from date of grant. The Options and the Restricted Shares will be issued pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which among other things, conditions the applicable tax benefits upon the Options (or Ordinary Shares issued upon exercise thereof) and the Restricted Shares being held by a trustee for two years after the date of grant.

Vesting of the Options and Restricted Shares would fully accelerate if the holder thereof is no longer employed by the Company and such termination of the employment relationship is (i) within 365 days following a change of control of the Company (not including if such termination was due to dismissal under circumstances which, in the Company’s opinion, confers on the Company the right, under law, to dismiss the holder without severance pay, including the carrying out of criminal offenses and breach of fiduciary duties (“Cause”)), or (ii) in the event such holder’s age plus his years’ of service to the Company equals 75 or more (not in the event of termination for Cause) (the Options and Restricted Shares shall be exercisable into shares during the 12 months beginning from the date of the end of the employment relations). Subject to the provisions of the Equity Plan, in the event of termination of employment for any reason not described above, the holder shall be entitled to exercise only the vested portion of its Options over a period of ninety (90) days from the day of his employment termination. Any unvested Options and Restricted Shares will be cancelled upon termination of employment.

The Options and the Restricted Shares will not be transferable and will be held by the trustee at least for a period of 2 years as aformentioned. Any dividends or other distribution paid in respect of the Restricted Shares (as long as they are held by the trustee), will be held in trust by the trustee. The voting rights in respect of unvested Restricted Shares will be exercised by the trustee.

[4]	The number of Ordinary Shares actually issued upon the exercise of Options may be lower if the Company decides to exercise its right, upon the exercise of Options, to issue or transfer Ordinary Shares to Mr. Locker only at the value of the benefit.

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The exercise price of the Options is NIS 17.05 (which, for convenience purposes only, is equal to approximately $4.47 based on the exchange rate between the NIS and the U.S. dollar, as published by the Bank of Israel on May 17, 2016), which is equal to the 30-day average closing price per share of the Ordinary Shares on the TASE during the 30 trading days preceding the approval of our Board of Directors, subject to adjustment in accordance with the Israeli Consumer Price Index. In accordance with the Equity Plan, the Board of Directors has determined that the holder of the Restricted Shares will not pay the par value of the Restricted Shares upon their grant and that the Company will capitalize a portion of its profits into share capital in an amount equal to the par value, all in accordance with Section 304 of the Israeli Companies Law.

The Company will be entitled, in its sole discretion, to issue a smaller number of shares upon the exercise of the Options, in lieu of payment of the exercise price, pursuant to a customary “net exercise” exercise formula.

The terms of the Options will be subject to adjustment for capitalization events, rights offerings and cash dividends.

The Options and the Restricted Shares will be subject to the conditions of the Equity Compensation Plan (2014), as amended in June 2016 and as partially described herein.

In the event of a contradiction between the terms set forth in the Equity Plan and the terms set forth in this Proxy Statement, the terms set forth in this Proxy Statement shall prevail. The Ordinary Shares underlying the Options and Restricted Shares to be granted to Mr. Locker were registered pursuant to the Registration Statement on Form S-8 that was filed by the Company with the SEC on July 6, 2015.

Notice Period. Mr. Locker will be entitled to advance notice of termination of 12 months. He will be required to give the Company advance notice of 6 months prior to resigning (such 12-month or 6-month period, the “Advance Notice Period”). During the Advance Notice Period, Mr. Locker may be required to continue to work for the Company. During the Advance Notice Period, employer- employee relations would continue to apply and thus Mr. Locker would be entitled to all of his compensation terms, including annual bonus.

Severance. Upon termination, Mr. Locker will be entitled to a severance payment equal to two times his last monthly salary multiplied by the number of years that he served as our Executive Chairman.

Other Benefits. Mr. Locker will be entitled to all other cash and non-cash benefits payable to senior executives of the Company pursuant to our policies in effect from time to time, including but not limited to, company car, pension, study fund, disability insurance, holiday gifts, 24 vacation days, cell phone and company car.

Reasons for the Proposal

The Human Resources & Compensation Committee and Board of Directors noted in their approval the importance of ensuring Mr. Locker's leadership at the Company, given its scope and complexity, the challenging business and regulatory environment of the Company and the knowledge, experience, skills and track record of Mr. Locker. In particular, they noted that the purpose of the proposed bonus plan and equity grant is to motivate Mr. Locker to enhance long-term shareholder value by aligning his interests with those of our shareholders. In light of all of the above, the Human Resources & Compensation Committee and Board of Directors stated that the proposed compensation of Mr. Locker is in alignment with the Compensation Policy of the Company and is in the best interests of the Company and our shareholders.

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Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the compensation terms (including the equity grant) of our new Executive Chairman, Mr. Johanan Locker.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the compensation terms and equity grant of our Executive Chairman, Mr. Locker, all as described in Item 3 of the Proxy Statement, be, and the same hereby are, approved.”

Item 4 – Equity compensation grant to our Chief Executive Officer, Mr. Stefan Borgas, for 2016

It is proposed to approve an issuance to our Chief Executive Officer, Mr. Stefan Borgas, for no consideration, of a one-time annual grant for 2016 of non-marketable options exercisable into 625,466 Ordinary Shares (the “Options”) and 185,337 restricted Ordinary Shares (the “Restricted Shares”). Subject to shareholder approval and certain regulatory approvals and/or filings, the grant will be made as soon as practicable after the Meeting.

On May 16, 2016, our Human Resources & Compensation Committee and, on May 17, 2016, our Board of Directors approved the equity compensation grant described in this Item 4, which terms are in compliance with the terms and conditions set forth in the Current Company’s Compensation Policy, subject to shareholder approval of this Item 4. The grant to Mr. Borgas is part of the 2016 Equity Grant, as defined in Item 3 hereinabove.

The Ordinary Shares that will be issuable upon exercise of the Options to be issued to Mr. Borgas, as of the date of this Proxy Statement, constitute approximately 0.0005% of the issued and outstanding share capital of the Company and approximately 0.0005% of the voting rights (approximately 0.0005% of the issued and outstanding share capital of the Company and approximately 0.0005% of the voting rights, on a fully diluted basis).5 The Restricted Shares to be issued to Mr. Borgas constitute approximately 0.0001% of the issued and outstanding share capital of the Company and approximately 0.0001% of the voting rights (approximately 0.0001% of the issued and outstanding share capital of the Company and approximately 0.0001% of the voting rights, on a fully diluted basis). The economic value of the grant as of the date of the approval of the Board of Directors, subject to shareholders' approval, was NIS 6,042,000, of which one-half is attributable to the Options (calculated based on the financial opinion of external consultants on the basis of a Black & Scholes model) and one-half to the Restricted Shares. According to our Current Compensation Policy, the maximum value of an annual equity grant to the CEO is 200% of the base salary, which in this case would be NIS 7,600,000.

The Options and the Restricted Shares are governed by our Equity Plan, as amended, subject to vesting in three equal annual tranches, with one-third of the number of Options and Restricted Shares vesting at the end of 12 months from date of grant, one-third at the end of 24 months from the date of grant, and one-third at the end of 36 months from the date of grant. The Options and the Restricted Shares will be issued pursuant to the capital gains route under Section 102 of the Israeli

[5]	The number of Ordinary Shares actually issued upon the exercise of Options may be lower if the Company decides to exercise its right, upon the exercise of Options, to issue or transfer Ordinary Shares to Mr. Borgas only at the value of the benefit.

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Income Tax Ordinance [New Version], 1961, which among other things, conditions the applicable tax benefits upon the Options (or Ordinary Shares issued upon exercise thereof) and the Restricted Shares being held by a trustee for two years after the date of grant.

Vesting of the Options and Restricted Shares would fully accelerate if the holder thereof is no longer employed by the Company and such termination of the employment relationship is (i) within 365 days following a change of control of the Company (not including if such termination was due to dismissal under circumstances which, in the Company’s opinion, confers on the Company the right, under law, to dismiss the holder without severance pay, including the carrying out of criminal offenses and breach of fiduciary duties (“Cause”)), or (ii) in the event such holder’s age plus his years’ of service to the Company equals 75 or more (not in the event of termination for Cause) (the Options and Restricted Shares shall be exercisable into shares during the 12 months beginning from the date of the end of the employment relations). Subject to the provisions of the Equity Plan, in the event of termination of employment for any reason not described above, the holder shall be entitled to exercise only the vested portion of its Options over a period of ninety (90) days from the day of his employment termination. Any unvested Options and Restricted Shares will be cancelled upon termination of employment.

The Options and Restricted Shares will not be transferable and will be held by the trustee at least for a period of 2 years as aforementioned. Any dividends or other distribution paid in respect of unvested Restricted Shares (as long as they are held by the trustee) will be held in trust by the trustee. The voting rights in respect of unvested Restricted Shares will be exercised by the trustee.

The exercise price of the Options is NIS 17.05 (which, for convenience purposes only, is equal to approximately $4.47 based on the exchange rate between the NIS and the U.S. dollar, as published by the Bank of Israel on May 17, 2016), which is equal to the 30-day average closing price per share of the Ordinary Shares on the TASE during the 30 trading days preceding the approval of our Board of Directors, subject to adjustment in accordance with the Israeli Consumer Price Index. In accordance with the Equity Plan, the Board of Directors has determined that the holder of the Restricted Shares will not pay the par value of the Restricted Shares upon their grant and that the Company will capitalize a portion of its profits into share capital in an amount equal to the par value, all in accordance with Section 304 of the Israeli Companies Law.

The Company will be entitled, in its sole discretion, to issue a smaller number of shares upon the exercise of the Options, in lieu of payment of the exercise price, pursuant to a customary “net exercise” exercise formula.

The terms of the Options will be subject to adjustment for capitalization events, rights offerings and cash dividends.

The Options and the Restricted Shares will be subject to the conditions of the Equity Compensation Plan (2014), as amended in June 2016 and as partially described herein.

In the event of a contradiction between the terms set forth in the Equity Plan and the terms set forth in this Proxy Statement, the terms set forth in this Proxy Statement shall prevail. The Ordinary Shares underlying the Options and Restricted Shares to be granted to Mr. Borgas were registered pursuant to the Registration Statement on Form S-8 that was filed by the Company with the SEC on July 6, 2015.

Required Approval

Pursuant to the Israeli Companies Law, the approval of this resolution requires the

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affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company. According to the Israeli Companies Law, even if the shareholders do not approve this compensation matter, the Human Resources & Compensation Committee and the Board of Directors may thereafter approve it, provided that they have determined based on detailed reasoning and a re-evaluation of the matter, that the proposed compensation is in the best interests of the Company despite the opposition of the shareholders.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO including (ii) personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder constitutes a controlling shareholder in the Company or has a personal Interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, the equity compensation grant to our Chief Executive Officer, Mr. Stefan Borgas, for 2016, as described in the Proxy Statement, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the 2016 Extraordinary General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights. Under the Israeli Companies Law, such shareholders are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary. For a shareholder proposal to be

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considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than August 1, 2016.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, attn.: Corporate Secretary, no later than August 19, 2016. Any position statement received will be furnished by the Company on a Current Report on Form 6-K to the SEC and the ISA.

UPDATES

If we determine that an update is required for an item on the agenda, we will publish such update by way of issuing a press release and furnishing a Current Report on Form 6-K to the SEC and the ISA.

By Order of the Board of Directors, Lisa Haimovitz Senior Vice President, Global General Counsel and Corporate Secretary

Dated: July 24, 2016

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Israel Chemicals Ltd.

Compensation Policy for Office Holders

1.	General

1.1.	This document is designed to detail the compensation policy of Israel Chemical Ltd. ("ICL" or the "Company") for its Office Holders, as such term is defined in the Companies Law, 1999 ("Companies Law").

1.2.	This policy does not grant any legal rights to ICL's Office Holders. ICL's Office Holders shall be entitled only to the compensation granted to each of them specifically by the HR & Compensation Committee, the Board of Directors ("Board"), and where required, subject to the approval of the shareholders of the Company. For purposes of this policy, the term "Authorized Organ" shall refer to the relevant corporate organ or organs stated above, the approval of which is required under the Companies Law for the relevant compensation.

1.3.	In the event that an Office Holder shall receive compensation which is less favorable than the compensation described under this policy for an Office Holder in the same position at ICL, this shall not constitute an exception to this policy.

1.4.	For purposes of this policy, “Executive Officers” shall refer to Office holders (as such term is defined in the Companies Law, 5759-1999) that have an active executive role with the Company, including a (full or part time) executive chairman of the Board ("Executive Chairman"), and shall not refer to non-executive members of the Board, unless otherwise expressly indicated.

1.5.	This policy is written in the masculine form for convenience only and is intended for women and men alike.

1.6.	Upon the approval of this policy by the shareholders of the Company, the compensation policy that was in place until such date shall be replaced in its entirety by this amended and restated compensation policy.

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2.	Compensation Objectives and Principles

2.1.	ICL is a global manufacturer of products based on specialty minerals that fulfill humanity’s essential needs primarily in three markets: agriculture, food and engineered materials.

ICL produces approximately a third of the world’s bromine, and is the sixth largest potash producer, as well as the leading provider of pure phosphoric acid. ICL is a major manufacturer of specialty fertilizers, specialty phosphates and flame retardants. ICL’s mining and manufacturing activities are located in Israel, Europe, the Americas and China, and are supported by global distribution and supply networks.

2.2.	This policy is intended to enable ICL to attract and retain, on a global basis, highly experienced executives capable of managing vast, complex and global operations, and to motivate them to drive the Company's long-term goals by structuring a compensation package that maintains the balance between the fixed and variable components. Accordingly, the compensation package for Executive Officers will generally have the following characteristics:

2.2.1.	compensation elements will be clear and transparent;

2.2.2.	components of the compensation package will be aligned with ICL's short-term and long-term goals;

2.2.3.	compensation will be structured in ways that aligns Executive Officers' interests with shareholders' interests;

2.2.4.	a significant portion of the compensation package will be "at risk" and based on corporate performance as well as individual performance;

2.2.5.	equity-based compensation will be subject to a vesting period of over at least three (3) years.

2.3.	In addition to the characteristics above, compensation will be structured so as to ensure balanced and effective risk management by encouraging excellent performance without promoting excessive risk-taking deviating from the framework outlined by the Board. ICL believes that the following factors may help to discourage inappropriate risk-taking:

2.3.1.	a balanced mix of compensation components: fixed component, short-term variable component and long-term variable component;

2.3.2.	compensation goals should reflect a mix of quantitative and qualitative performance measures;

2.3.3.	setting caps on the variable compensation components;

2.3.4.	determining claw-back provisions with respect to variable compensation.

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3.	Compensation Components

3.1.	The overall compensation of ICL's Executive Officers shall be composed of various components, fixed and variable. ICL’s Executive Officers’ Total Compensation is composed of the following elements:

•	Base Salary

•	Social and other benefits

•	Annual Cash Bonus

•	Equity-based compensation

•	Retirement and Termination arrangements

It should be noted that this policy refers, among others, also to the terms of service and employment of an Executive Chairman that is employed by the Company

4.	Ratio between Fixed and Variable Components

The ranges for the desirable ratios between the fixed and the variable components of the Executive Officers compensation are detailed below. The ratios represent the ratio of the fixed or variable component out of the overall compensation:

Office Holders	Fixed Component (Base Salary)	Variable Components (Bonuses and Equity-Based)
Executive Chairman, CEO[1]	15% - 60%	40% - 85%
Executive Officers (other than Executive Chairman, CEO)	20% - 60%	40% - 80%
Board Members	50% - 100%	0% - 50%

The ratios stated in the table above represent the optimal compensation; however the actual ratios may vary based on performance in a given year. For example, in a year with no or limited variable component, the ratio between the fixed compensation and the overall compensation may be higher than stated above.

[1]	The minimal ratio of 15% fixed component out of the overall compensation, and respectively, the maximum ratio of 85% variable component out of the overall compensation, represents an extreme situation whereby the Executive Chairman or the CEO, as the case may be, reach their maximum caps of entitlement to the variable components (bonus and equity based compensation) in a given year.

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5.	Internal Company Comparison

Upon approval of compensation for an Executive Officer, the Authorized Organs will examine, inter alia: the ratio between the base salary of the Executive Officer and the average and median salary of the other employees of ICL (including contractors’ workers employed with ICL); and the ratio between the cost of the employment of the Executive Officer and the average and median cost of employment of the other employees (including contractors’ workers employed with ICL), and the influence of such ratios on the working relations in the Company, taking into consideration the Company's size, nature of operations, and the market in which it operates.

The table below shows the current ratio based on 2015 cost of labor data, between the overall cost of employment of ICL’s CEO and the average and median overall cost of employment for all other ICL employees (i.e. the employees of the public company only, including the contractor’s workers), and the current ratio between the average cost of employment of Executive Officers (other than the CEO) and the average and median overall cost of employment for all other ICL employees, assuming payment of the Target Bonus (as defined below) for 2016 and assuming the value of equity-based compensation for one vesting annum as valued at the date of grant according to the most updated equity based compensation plan:

Position	Ratio to average of other employees' Overall Compensation	Ratio to median of other employees' Overall Compensation
CEO	Approx. 15.5 times	Approx. 27 times
Executive Officers (other than CEO)	Approx. 5.5 times	Approx. 7.5 times

6.	Fixed Compensation

6.1.	Base Salary

The base salary may vary between the Executive Officers in ICL and shall be individually determined according to some or all of the following considerations:

•	Executive Officer's educational background, qualifications, skills, specializations, prior professional and business experience, past performance and achievements;

•	Executive Officer's position and scope of responsibility;

•	Executive Officer's previous compensation agreements;

•	Comparable compensation agreements within ICL;

•	Comparable positions in other local and/or global companies;

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ICL seeks to establish a base salary and total compensation that is competitive with the base salaries and total compensation paid to Executive Officers in similar positions, in both global and local companies, as relevant for each position.

Annual Base Salary Review - The Authorized Organs may conduct an annual review of the base salary of the Executive Officers, while considering some or all of the following factors:

•	the position of the relevant Executive Officer;

•	scope of responsibility;

•	relevant Executive Officer's achievements;

•	professional and business experience of the Executive Officer;

•	previous salary agreements signed with the relevant Executive Officer;

•	salary levels for comparable positions within ICL;

•	size of the company and nature of its operations

•	ICL's macroeconomic environment; and

•	comparative market analysis

The base salary includes cash benefits (such as convalescence pay and welfare package) and it may be linked to the applicable index.

6.2.	Sign-on Bonus

In order to attract highly qualified executives, the Authorized Organs may grant an Executive Officer a sign-on bonus, as an incentive to join the Company. The sign-on bonus shall be granted if the HR & Compensation Committee and the Board will deem that in the specific circumstances there is a special need to grant the sign-on bonus in order to hire the specific Executive Officer. The amount of the sign-on bonus shall be determined while considering, among others, the market conditions, the specific circumstances involved in hiring of such Executive Officer, including circumstances of relocation and such other criteria as specified in Section 6.1 above with respect to base salary. In addition, consideration may be given to the compensation the Executive Officer was likely denied (as a high probability) from his previous employer due to joining the Company. In the event the Executive Officer leaves the Company within twenty-four (24) months of joining the Company, the Executive Officer may be required to return such sign-on bonus to the Company.

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6.3.	Social and Other Benefits

ICL's Executive Officers may be entitled to social and other benefits as mandated or afforded by law, or that are customary in the Company and that the Authorized Organs deems advisable to provide a competitive employment package. Such benefits may include, inter alia:

•	Annual vacation as customary;

•	Annual sick leave as customary;

•	Company contributions to pension funds and disability and life insurance policies;

•	Company contributions to educational funds or other savings vehicles;

•	Additional benefits may include, inter alia, the following benefits ("Additional Benefits"):

•	Providing a Company car or a car allowance;

•	Providing communication packages, including telephone, and computers with internet access;

•	Subscriptions to relevant literature;

•	Life insurance;

•	Health insurance;

•	Housing allowance;

•	Courses and trainings;

•	Tax gross-ups; it should be clarified that a new Executive Officer or an Executive Officer that at the date of approval of this policy his employment agreement does not include entitlement to gross-up for car and/or educational funds, will not receive tax gross-ups as aforementioned;

•	Professional association membership fees (lawyers bar, accountants bar);

•	Financial/Tax planning in case of relocation.

Such Additional Benefits, not including relocation allowances, grossed ups, expenses and benefits, will not exceed in value 30 percent of the base salary of the Executive Officer

In addition, ICL's Executive Officers are also entitled to reimbursement of expenses related to their duties, as is customary in the Company. When applicable, ICL's Executive Officers may be entitled to relocation allowances, grossed ups, expenses and benefits as determined in ICL’s Global Mobility Policy, and to reimbursement of pension and tax consultancy expenses.

6.4.	If the Executive Officer provides services to the Company as an independent contractor or through a management company controlled by him, the payment to that Executive Officer or to

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the said company will reflect the components of the fixed compensation (plus applicable taxes, such as VAT) in accordance with the principles of this policy.

7.	Annual Cash Bonus

7.1.	ICL's Executive Officers may be entitled to a cash bonus in accordance with an annual bonus plan (the "Annual Bonus Plan"). The Annual Bonus Plan is aimed to create an alignment between the compensation of the Executive Officers and the Company's annual and long term goals while focusing, inter alia, on individual goals that will be defined for each of the Executive Officers. The annual Bonus Plan may include rules for eligibility in cases the Executive Officer serves for only part of the relevant year. Annual bonus payout to Executive Officers, excluding the CEO and the Executive Chairman, may be calculated by using financial metrics and/or measurable key performance indicators, as pre - determined by the HR and Compensation Committee and the Board, and\or qualitative evaluation.

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7.2.	Bonus calculation for ICL CEO

7.2.1.	The CEO Annual bonus payout will be calculated as set forth below:

7.2.2.	The following provide an explanation on the above illustration.

7.2.3.	ICL CEO’s “Bonus Pool” will be determined by multiplying the CEO’s “Target Bonus” by the “Financial Factor”.

7.2.4.	The Target Bonus: The Target Bonus for the CEO represents the conceptual payout amount for 100% performance level (i.e. achieving 100% of all targets) in a given year. The Target Bonus for the CEO is 120% of the annual base salary.

7.2.5.	The Financial Factor:

7.2.5.1.	The Financial Factor is calculated by adding two “Sub-Factors”, each with 50% weight. Each Sub Factor is determined by comparing the applicable (Adjusted Net or

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Operating income)2 current year performance to the applicable average performance for the preceding three years.

7.2.5.2.	Each of Sub- factors I and II is calculated separately. In any given year when the Financial Factor or Sub-Factor is negative, it will be treated in the formula as zero (0). If the Financial Factor is negative or zero (0), there will be no payout for the CEO under the Annual Bonus Plan.

7.2.5.3.	The Financial Factor and Sub- Factor I and II will be capped at 1.5.

7.2.6.	Individual Performance - After the Bonus Pool is calculated and determined based on the Financial Factor , the Bonus Pool for the CEO may increase or decrease based on the below individual performance metrics, each of which with 50% weight:

•	the achievement of Specific Personal Measurable Key Performance Indicators ("KPIs") and

•	a manager score ("Manager Score") that reflects the qualitative evaluation by the BOD of the CEO's performance during the relevant fiscal year.

7.2.6.1.	The HR & Compensation Committee and the Board may determine KPI and Manager Score performance levels in the ranges of 0% to 150%. The Bonus Payout is determined by applying the KPI score and the Manager Score on the Bonus Pool as illustrated above.

7.2.6.2.	Under the Annual Bonus Plan for ICL's CEO, the KPIs shall be determined and approved by the HR & Compensation Committee and the Board at the beginning of each year, in accordance with ICL strategic plans, business and financial status and the economic circumstances in ICL's business environment. The KPIs shall be selected out of the following list: achieving strategic objectives selected from ICL's strategic plan, completing strategic projects' milestones, achieving efficiency improvements' objectives, meeting working capital objectives, meeting cash flow objectives, improving capital structure, meeting safety and environmental objectives, economic profit objectives, meeting sales' increase objectives, meeting budget objectives, meeting compliance programs' objectives, meeting human resources development objectives and meeting merger and acquisition objectives and related integration objectives.

[2]	Adjusted Net Income and Adjusted Operating Income are not calculated in accordance with IFRS, but are based upon net income and operating income, pursuant to IFRS, which are adjusted for certain items. ICL presents its calculation of Adjusted Net Income and Adjusted Operating Income, including reconciliation to net income and operating income and an explanation of relevant adjustments, in the company’s quarterly and annual reports.

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7.2.7.	The components of the bonus payout for the CEO under the Annual Bonus Plan that are not determined in accordance with measurable parameters (i.e. manager score) in a given year, shall not increase the CEO Bonus Pool by more than 25%.

7.2.8.	The maximum bonus payout for the CEO shall not exceed, for any given fiscal year the lower of 180% of the CEO target bonus or $2,500,000.

7.2.9.	In case the CEO’s employment terminates prior to the end of the fiscal year, the HR & Compensation Committee and the Board may approve prorated bonus payout for the CEO after the end year results are published. The prorated calculation will reduce the CEO’s Target Bonus relatively to his employment period during the fiscal year.

7.3.	Bonus calculation for ICL Executive Chairman

7.3.1.	Target Bonus - The target bonus for the Executive Chairman represents the conceptual payout amount for 100% performance level (i.e. achieving 100% of all targets) in a given year. The target bonus for the Executive Chairman will be up to 120% of annual base salary.

7.3.2.	The bonus Payout for ICL Executive Chairman will be calculated based on the same bonus mechanism as for the CEO as described in paragraph 7.2. However, the Payout for ICL Executive Chairman will not include adjustments to the Bonus Pool based on KPIs and Manager Score.

7.3.3.	The maximum bonus payout for the Executive Chairman shall not exceed, for any given fiscal year the lower of 150% of the Chairman’s Target Bonus or $1,000,000.

7.4.	Further adjustments to the Adjusted Net and Operating Income - In order to avoid distortions resulting from the recognition of an income or expense resulting from one-time events of the Company, further adjustments will be made (upwards or downwards) in the calculation of Adjusted Net Profit and/or Adjusted Operating Profit of the Company for the purposes of the annual bonus, subject to approval by the Compensation Committee and Board and, in accordance with the specific circumstances of the case.

7.5.	The maximum annual bonus payout for Executive Officers other than the CEO and Executive Chairman shall not exceed, for any given fiscal year the lower of 225% of the Executive Officer's Target Bonus for such year or $1,000,000.

7.6.	Discretion of the Board to Reduce Bonus

The Board shall have the discretion to reduce the amount of the Bonus Payout of an Executive Officer in any given year, based on circumstances determined by the Board.

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7.7.	Compensation Recovery ("Claw-Back")

Each Executive Officer will be required to refund any part of the annual bonus paid to him in excess based on financial results that are proven to be inaccurate and which are restated in the consolidated financial statements of the Company during the 3 years following the approval of the annual bonus by the Authorized Organs. The Authorized Organs shall decide upon the timing, form and terms of the aforementioned repayment. It is hereby clarified, that restatement resulting from changes to the applicable law, regulations of accounting principles will not be regarded as a restatement that will trigger this "Claw-Back" provision.

7.8.	Special Bonus

The Company may grant, subject to approvals required by law, a special bonus for those of the Executive Officers that have shown a unique contribution and/or considerable efforts and/or special achievements, that were accomplished as part of a unique or extraordinary business activity, or other special circumstances, and that the Executive Officer was dominant in their achievement (the "Special Bonus"). The Special Bonus will be determined by quantitative and/or qualitative parameters (which shall be disclosed in retrospect in accordance with the provisions of the law), and the personal contribution of the Executive Officer.

The maximum Special Bonus payout with respect to the CEO in any given year cannot exceed the difference between 3 base monthly salaries and the components of the Annual Bonus Payout under the Annual Bonus Plan that are not determined in accordance with measurable parameters. The maximum Special Bonus with respect to the Executive Chairman in any given year cannot exceed 3 base monthly salaries.

The maximum Special Bonus payout with respect to any other Executive Officer in any given year cannot exceed 6 base monthly salaries.

The Special Bonus is a separate bonus from the annual bonus under the Annual Bonus Plan mentioned above.

8.	Equity-Based Compensation

From time to time, ICL may offer its Executive Officers an equity-based compensation in the framework of an equity-based compensation plan, aiming to retain the Executive Officers in their offices for long-term periods, while creating compensation that connects, for a long-term period, between the Executive Officers’ interest and the interest of the shareholders of the Company. The scope of equity-based compensation granted to an Executive Officer shall be determined in accordance with each Executive Officer's position, responsibilities, achievements and skills. Such equity-based compensation shall be subject to the following criteria:

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8.1.	Equity-based compensation may be granted in the form of stock options, restricted shares, restricted share units (RSU), Performance-based restricted shares, Performance-based restricted share units or other equity based compensation vehicles ("Equity-Based Awards"). Vesting and/or release from restriction of restricted shares and restricted share units may be subject to the Company's and/or the Executive Officer's performance.

8.2.	Each Equity-Based Award shall be subject to a minimum vesting period over at least three (3) years, and subject to the continuing service of the Executive Officer. Unless otherwise approved by the relevant authorized organs, vesting of outstanding long-term Equity-Based Awards may be pro-rated for time and/or performance for departing Executive Officers. The terms of Equity-Based Awards may include provisions for acceleration of vesting in certain events and corporate transactions, such as in the event of a merger, a consolidation, and an acquisition of the Company or of its assets or certain retirement provisions (as these terms will be defined in the applicable equity-based compensation plan). Acceleration of Equity-Based Awards will be allowed only in certain circumstances determined by the applicable authorized organs.

8.3.	The exercise price of any stock options will be determined either based on the average 30 trading days of ICL’s share price during the period prior to the date of Board approval of the grant or the average 30 trading days of ICL’s share price during the period prior to the grant date. The exercise price may be linked to the Israeli consumer price index. The exercise price may include an adjustment to dividend, to the extent distributed by the Company, and an adjustment to additional events in the Company's share capital, such as: distribution of bonus shares, rights issuance, consolidation or split of share capital, etc.

8.4.	The exercise period of the options shall be of no more than ten (10) full years from the date of grant.

8.5.	The three year average burn rate will not exceed 1 percent and the total potential dilution from outstanding and proposed plans will not exceed 15 percent. If the three-year average burn rate will exceed 1 percent, the total potential dilution from outstanding and proposed plans will not exceed 10 percent. This shall not apply to Equity Based Awards granted to employees of a merging company.

8.6.	Company shares that derive from all of the outstanding Equity-Based Awards will constitute no more than 5% of the Company's outstanding share capital over a 10-year period.

8.7.	The restrictions described in paragraphs 8.5 and 8.6 will not be applicable in case of grant of equity based compensation to management and employees of a target company, in the event of a merger or acquisition of the target company.

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8.8.	Equity-Based Awards granted to an Executive Officer, will not exceed in value (based on accepted valuation methods), on the date of grant, per one (1) vesting annum, the following amounts:

o	Executive Chairman – $1,000,000

o	CEO – $2,000,000

o	Other Executive Officers – $1,000,000

In addition, the Authorized Organs may consider determining a cap for the benefit deriving from the exercise of Equity-Based Awards for any specific grant.

Except in cases of transactions that the Company is party to, that include, inter alia, distribution of shares in kind, stock split, consolidation of stock, payment of dividend, merger, reorganization, split or share exchange, the conditions of the equity-based grant will not be changed in a way of reduction of the exercise price of the options granted or cancellation of options in exchange for cash or in exchange for options with an exercise price that is lower than the exercise price of the options that were already approved.

8.9.	The HR & Compensation committee may resolve in the future to introduce shareholding guidelines to Executive Officers, according to which, Executive Officers will be required to hold a minimum number or value of shares, not inclusive of unvested holdings in unvested Equity-based Awards.

9.	Retirement arrangements

9.1	All of the Executive Officers may be entitled to release of funds accumulated in their favor and in their name in designated compensation funds for pension benefits and severance pay. To certain Executive Officers, additional funds may be paid, if and when there is a difference between the funds that were actually accumulated in the designated funds and the amount that equals their last base monthly salary upon termination multiplied by the number of years of seniority accumulated in the Company.

9.2	Severance Pay

ICL's Executive Officers may be entitled to additional severance pay in an amount equal to the monthly base salary for each year of employment by the Company.

9.3	Advance Notice

ICL's Executive Officers shall be entitled to an advance notice upon termination as specified in the table below ("Advance Notice Period"), and as shall be determined in the applicable employment agreement (or any amendment thereof).

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Executive Officer	Advance Notice Period
Executive Chairman, CEO	Up to 12 months
Other Executive Officers	Up to 6 months

During the Advance Notice Period, the Executive Officer may be required to continue to be employed by the Company. During the Advance Notice Period, employer-employee relations will continue to apply and thus the Executive Officer shall be entitled to all of his or her compensation terms, including annual bonus (except that with respect to the CEO - Specific Personal Measurable KPIs will not be relevant in measuring performance for any period in which the CEO is not actually providing services to the Company, but only ICL Financial Measures and Section 7.2.9 hereto will apply).

9.4	Adjustment Period and non-compete obligations

In addition, ICL's Executive Officers may be entitled to an adjustment period of up to 6 months (the "Adjustment Period"), during which the Executive Officer may be entitled to the base salary and Social Benefits. The Executive Officer may be obliged to obligate to non-compete provisions during the Adjustment Period. The Adjustment Period may apply only to such Executive Officer that his employment was not terminated as a result of "cause" or other circumstances that according to the Authorized Organ entitles evocation of severance payments. The Adjustment Period will be determined while taking into account the following considerations: the period of service or employment of the Executive Officer, the employment terms during the Executive Officer's service or employment period, ICL's corporate performance during such period, Executive Officer's contribution to the achievement of ICL's objectives and performance, and the particular circumstances of termination of employment or service. Eligibility for the aforementioned Adjustment Period will not be given as a matter of routine, and it will be included in the terms of employment of the Executive Officer, according to the terms of this section, only if the Authorized Organs will be of an opinion that in the specific circumstances exists a special need for the inclusion of this condition, in order to recruit or retain the specific Executive Officer.

9.5	Termination Grant

In addition to the above, the Authorized Organs may determine that an Executive Officer may be granted a termination payment (the "Termination Grant"), provided the Executive Officer was employed by, or provided services to, the Company for at least one (1) year. The Termination Grant shall be determined while considering: the period of service or employment of the Executive Officer, the employment terms during the Executive Officer's service or employment

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period, ICL's corporate performance during such period, Executive Officer's contribution to the achievement of ICL's objectives and performance, and the particular circumstances of termination of employment or service.

Eligibility for the aforementioned Termination Grant will not be given as a matter of routine, and it will be included in the terms of employment of the Executive Officer, according to the terms of this section, only if the Authorized Organs will be of an opinion that in the specific circumstances exists a special need for the inclusion of this condition, in order to recruit or retain the specific Executive Officer.

9.6	Termination Grant upon Change of Control

In addition, ICL Executive Officers may be entitled to a one-time payment of up to 1 annual base salary, upon involuntary termination of the Executive Officer's employment with the Company, or a material demotion in the Executive Officer's position in the Company and/or in his terms of employment, during a 24-month period following the occurrence of a change in control of the Company (as defined by the Authorized Organs or in a relevant employment agreement or plan). The entitlement to such payment may be determined in the applicable Executive Officer's employment agreement (or any amendment thereof). Such arrangement enables retention and certainty for Executive Officers to support potential transactions that may be beneficial to shareholders.

9.7	Acceleration of Equity-Based Awards

The terms of Equity-Based Awards may include provision for acceleration of vesting in certain circumstances of termination or cessation of service initiated by the Company or as a result of change of control.

9.8	The aggregate amounts paid to Executive Officers pursuant to Sections 9.2 to 9.5, shall not exceed an amount equal to 24 months base salary, except for a few existing Executive Officers serving in the Company for many years or employees that will be appointed as Executive Officers, and that according to previous commitments of the company to them, are entitled to severance pay in amounts exceeding the aforementioned maximum.

10.	Compensation of Members of the Board

The compensation of the Company’s non-executive members of the Board ("Directors"), may be comprised of a per-meeting compensation and/or an annual compensation and/or board committee chair compensation and/or board committee member compensation and/or equity based compensation (as discussed below), all subject to any applicable law.

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In addition, ICL may reimburse or cover certain expenses of the Directors (including travel expenses) incurred in attending Board and committee meetings or performing other services for ICL in their capacity as directors.

Non-executive Directors may be eligible to participate in the Company’s equity-based compensation plans. The value of the Equity-Based Awards granted to a non-executive Director on the date of grant, will not exceed (based on accepted valuation methods), per vesting annum, an amount of $250,000. The terms of Equity-Based Awards for non-executive directors may include provision for acceleration of vesting in certain circumstances of termination or cessation of service.3 The non-executive directors will not be entitled to any performance-based awards, and in any event will not be granted Equity-based Awards in the form of options.

Directors that take on executive roles (for example, an Executive Chairman of the Board) will be subject to the provisions of this policy that apply to Executive Officers (as defined above).

11.	Management Fee

Subject to approval by the Authorized Organs, ICL may pay its controlling shareholder (as such term is defined under the law) annual management fees, which will equal the compensation for services provided to the Company by Executive Officers, including members of the Board, that are employed by, or providing services to, said Controlling Shareholder.

12.	Exculpation, Indemnification and Insurance

ICL may exculpate its Executive Officers (including its Directors) from a breach of duty of care, and may indemnify its Executive Officers (including its Directors) for any liability and expense that may be imposed on them, to the extent permitted by applicable law. ICL may provide insurance coverage through directors and officers liability insurance to its Executive Officers (including its Directors). The maximum aggregate coverage for any such insurance policy will not exceed $350 Million, as may be increased from time to time by the approval of the Authorized Organs.

[3]	In this regards it should be clarified, that termination of a Director's term and renewal for an additional term will not be regarded as termination of service.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: July 25, 2016